

3DHoudini

A Global Marketplace for Everything Manufacturing

CNC Machining ▪ 3D Printing ▪ Engineering & Design ▪ 3D Scanning ▪ Molding & Casting ▪ Fiberglass Solutions ▪ Tooling/Mold Making


Future Equity Agreement
Simple Agreement for Future Equity (SAFE)
$500,000 Funding Goal
@ $4M valuation cap & 20% Discount
Early Bird Terms: First $100K
@ $2M valuation
& 20% Discount
THE FIRST
FREELANCE PLATFORM
FOR MANUFACTURING

ABOUT US



THE FIRST GLOBAL MARKETPLACE FOR FREELANCE MANUFACTURING

Empowering freelancers to compete globally

WE'RE APPLYING A PROVEN BUSINESS STRATEGY TO A DIFFERENT INDUSTRY

 Freelancing, meet Manufacturing

While working for a global design consultancy, Chris White realized what an incredible waste it was for a $600,000 router to sit idle for weeks at a time. Having previously used freelancing websites like Upwork and Fiverr to build personal websites, Chris wondered if the same sort of freelancing website would be helpful in the manufacturing industry.

With the goal of providing a marketplace for buyers and sellers of manufactured parts and services, Chris created a new web-based platform, 3DHoudini, that would provide businesses and individuals seeking manufacturing products and services access to a large pool of talent, while giving manufacturers, engineers and designers the freedom and flexibility to find jobs online.

A NOTE ABOUT COVID-19

WE WOULD ALL LIKE TO PUT THE ANXIETY AND TRAGEDY OF COVID-19 BEHIND US. THAT DAY WILL COME, BUT WHEN IT DOES, THINGS WON'T BE THE SAME. HOPEFULLY WE ARE LEARNING NEW VALUABLE HABITS AND SKILLS. GOING FORWARD, BUSINESSES WILL SEEK MORE RESPONSIVE SOURCING AND MORE FLEXIBLE, PROJECT-BASED PRODUCTION--BOTH OF WHICH ARE WHERE 3DHOUDINI CAN PLAY A BIG ROLE.

WHAT WE DO



ASSEMBLING THE KEY PIECES TO SUCCESS

The key to our success will be raising awareness to our platform and introducing online freelancing to the manufacturing industry. We are looking for investors to help us achieve this.

ONLINE FREELANCING TECHNOLOGY FOR THE GLOBAL MANUFACTURING INDUSTRY

3DHoudini is the first freelance platform to serve the manufacturing industry. We provide on-demand solutions for sourcing parts and related services and provide manufacturers with low-cost access to a $1T global market. Our key focus is providing market access to small companies and businesses that have excessive downtime on equipment. We aren't reinventing the wheel; we're simply applying an established business strategy to a different industry.

ON-DEMAND SOLUTIONS

VIRTUAL BUSINESS

$1T GLOBAL MARKET

WE ARE A HIGHLY AUTOMATED, LOW-OVERHEAD, VIRTUAL BUSINESS WITH THE ABILITY TO SCALE QUICKLY

THE FREELANCERS OF MANUFACTURING

3D printers, 3D scanners and robotic arm milling equipment has improved and come down in price. Advanced equipment and materials enable small manufacturers to produce high quality, competitively priced parts. We call these new lean operators of advanced equipment the "freelancers of manufacturing." They are typically individuals or sole proprietors working from a low-cost facility with minimal staffing requirements and without the overhead of larger businesses.

A rapidly growing number of companies are cutting out retailers and selling direct-to-consumer (D2C) through online marketplaces such as Amazon or Shopify. These D2C companies are increasing the demand for fast-turnaround, low-volume manufacturing.

With access to the market, freelance manufacturers will be empowered to compete on a global scale.

THE GIG ECONOMY IS THRIVING.

41.6M

AMERICANS WORKED AS FREELANCERS IN 2019*

*According to a study by Upwork.

SMALL MANUFACTURERS MAY NOW HAVE ADVANTAGES OVER TRADITIONAL MANUFACTURERS:

Agile production ▪ Low overhead ▪ Competitive prices ▪ No tooling costs ▪ Short lead times ▪ Low-minimum order requirements


144G10

ATTENTION COMPANIES:

DON'T LET EXPENSIVE EQUIPMENT SIT IDLE!

3DHoudini provides a hassle-free way for companies looking to defray the cost of expensive capital equipment by sharing it with paying customers. Asset sharing is not a new concept. What 3DHoudini is doing is similar to what Uber or Airbnb are doing, except instead of cars or houses, we allow people or companies to share manufacturing equipment and their expertise in operating it (not physically sharing equipment, but rather, producing parts and providing services).

3DHOUDINI'S MARKETPLACE ALLOWS THE COMPANY TO SELL TIME ON THEIR EQUIPMENT SO THEY CAN FOCUS ON THEIR PRIMARY BUSINESS WITHOUT INVESTING TIME AND EFFORT INTO FINDING CUSTOMERS. 3DHOUDINI PROVIDES A LOW-COST MARKET ENTRY FOR BUSINESSES THAT HAVE UNDER-UTILIZED EQUIPMENT OR STAFF.

IN A NUTSHELL

We connect purchasers who need manufactured parts and related services with providers of those parts and services. Our platform makes buying and selling faster, less expensive and more secure. 3DHoudini facilitates sales but does not actually sell product. We charge a commission per transaction to the seller and a service fee to the buyer.

1 LIST SERVICES AND POST PROJECTS

Sellers of manufactured product and related services list services for free. Service providers can create detailed profiles with video and photo galleries. All members can post projects that manufacturers and other providers bid on.

2 BROWSE SERVICES AND BID ON PROJECTS

Prospective buyers can browse the postings and request bids from service providers. Interested buyers can post their projects for service providers to browse and bid on. Our search by location feature makes it easy.

3 PAY FOR QUALITY, SECURELY

Platform features such as identity verification, secure payment system, milestones, a dispute resolution center and electronic consent non-disclosure agreements facilitate secure transactions and prevent bad actor situations.

PLATFORM FEATURES INCLUDE:

 **Secure Payments**

 **Milestones**

 **Dispute Resolution**

 **Ratings & Reviews**

 **Identity Verification**

 3DHoudini will soon introduce a video chat feature that allows for better communication throughout the process.

WHY NOW?

3D PRINTING: THE FOCUS OF OUR ATTENTION AND ADVERTISING DOLLARS

3D printing has come a long way since originally introduced in the 1980s as a convenient method for creating prototype parts out of plastic. Advancements in 3D printing have resulted in reduced costs, making it a more feasible option for general manufacturing use. We are already seeing 3D printing transition from being primarily a tool for prototyping to a viable option for low volume manufacturing. It is becoming more difficult to justify the expense and lead time of an injection mold for low volume production runs.



THE FUTURE IS PRINTING

ENDLESS POSSIBILITIES



ALTERNATIVE BUILDING MATERIALS

Additionally, 3D printing can now be used with materials like metal and ceramics, giving an alternative to injection molding for building parts. With highly sophisticated 3D printers for metal printing, printing metal parts has become cost effective for both prototyping and for some production environments. The convenience of 3D printing combined with the added potential of volume production is forcing a change in mindset about the role of 3D printing, and major manufacturers like GE, Honeywell and IBM are embracing the technology.

3D PRINTING HAS BECOME A COST EFFECTIVE, FASTER AND MORE FLEXIBLE SOLUTION FOR LOW VOLUME PRODUCTION OF PLASTIC PARTS

OUR TEAM



Chris White
President, CEO & Chairman of the Board

As a Senior Technical Build Specialist at TEAGUE, a global design consultancy, Chris worked on Blue Moon, a lunar lander for Jeff Bezos's private space company, Blue Origin. It was while working on such projects that Chris got the idea for 3DHoudini.

Chris's prior business ventures include founding manufacturing, wholesale distribution and nanotechnology start-ups, as well as a global record label. In his 20 years of experience, Chris has overseen operations, sales, marketing, advertising and financing. Chris holds an MFA from the University of Pennsylvania and a BFA from the University of Minnesota.



Jean-Louis Guillou
Executive Consultant

Jean-Louis helps companies establish peak performance. His career has ranged from professional sports to investment banking and running a $1.5 billion enterprise in Asia.

He has served as President Director at Cargill, and at UBS Investment Bank, Jean-Louis served as Head of Indonesian Equity Distribution and Executive Director of US Equity Institutional Sales. Jean-Louis holds an MBA in Marketing from Thunderbird and a BA from the University of Minnesota.



Nihar Dodiya
Lead Web Developer

Nihar has worked as a Full Stack Developer for six years. He has a Msc IT from J.P. Dawer Institute of Information Science & Technology.

From Surat, India, Nihar leads a team of six other developers with a broad range of skills: Anajli Mendpara, Nikunj Dholiya, Jignesh Viradiye, Navneet Navadiya, Sarthak Dholiya and Brijesh Bodariya.

ADVISORY BOARD MEMBERS

Steve Shamblott
Advisor

Steve is experienced in starting and operating companies and has been involved in a multitude of mergers and acquisitions. He was co-founder and Sr. VP of Corporate Development for Adayana, Inc., Founder, Chairman of the Board and CEO of LearningByte, Inc., EVP of Sales & Marketing and EVP of International Operations for Datacard Group.

Robert MacDonald
Advisor

Robert is a founder of Mach 2 Arts, Inc., a company specializing in custom fabrication and sculpture for exhibits and themed environments. Mach 2 Arts provides its clients with many of the services included in the 3DHoudini marketplace. They will be our premiere service provider and help us test and improve our website and fine-tune our business strategy.

THE COMPETITION

The first online freelancing websites appeared about ten years ago. These companies (Upwork, Fiverr and Toptal, to name a few) have been quite successful.

Our primary competitors are service bureaus and contract manufacturers, but they are also our customers! These service providers are important to us and they will continue to make up a strong component of what we offer; we're just making the game a whole lot more competitive, and competition is good for everyone, right?

3DHOUDINI ISN'T REINVENTING THE WHEEL; WE ARE APPLYING A PROVEN TECHNOLOGY TO A DIFFERENT INDUSTRY



TOPTAL

In 2018, Toptal's annual revenue was $200 million.[1] Interestingly, Toptal generated revenues of over $1 million within six months of forming the company with a total of $1.4 million in funding.[2,3]

WE'RE MAKING THE GAME A WHOLE LOT MORE COMPETITIVE, AND COMPETITION IS GOOD FOR EVERYONE, RIGHT?



UPWORK

In 2019, Upwork generated revenues of $289.31 million.



FIVERR

Fiverr produced revenue of $98.25 million in 2019.

1) www.thehustle.co/toptal-equity-convertible-note, 2) www.businessinsider.com/toptal-founder-braenden-beneschott-2016-9, 3) www.tim.blog/2014/10/04/how-to-travel-to-20-countries-and-build-a-massive-business-in-the-process

WE KNOW THE MARKET



We project that the total global market value for the industries that make up 3DHoudini's target market is over a **trillion dollars** a year and growing at an extraordinary rate, with the 3D printing market growing the fastest. This is our market.

3D PRINTING

According to Verified Market Research, the global 3D printing market was valued at $9.41 billion in 2018 and is projected to reach $47.52 billion by 2026, growing at a CAGR of 22.32% from 2019 to 2026.[4]

TOOLING AND MOLD MAKING

The global tooling and mold making market size is expected to reach $368.5 billion in 2026, from $200.8 billion in 2018, growing at a CAGR of 8.0% from 2019 to 2026.[5]

FIBERGLASS

The global fiberglass market is projected to grow from $17.1 billion in 2019 to $23.9 billion by 2024, at a CAGR of 7.0% from 2019 to 2024.[6]

3D SCANNING

The global 3D scanning market was valued at $8.4 billion in 2017 and is projected to reach $53.3 billion by 2025, registering a CAGR of 25.7% from 2018 to 2025.[7]

INJECTION MOLDED PLASTICS

The global injection molded plastics market is expected to reach $478.72 billion by 2025, according to a new report by Grand View Research, Inc. It is anticipated to register a CAGR of 5.7% during the forecast period.[8]

CNC MACHINE

The global CNC machine market is expected to grow to $100.9 billion by 2025, registering an annual growth rate of 6.8%.[9]

COMPUTER-AIDED DESIGN (CAD)

The global CAD market revenues grew from about $7 billion in 2016 to around $7.5 billion in 2018. Forecasts suggest that the market will experience increased growth in the coming years, expanding to well over $11 billion in annual revenue by 2023.[10]

NORTH AMERICA WAS THE HIGHEST CONTRIBUTOR TO THE GLOBAL 3D SCANNING MARKET, WITH 39% OF THE MARKET SHARE IN 2017, REGISTERING A CAGR OF 23.1% DURING THE FORECAST PERIOD 2018-2025

4) www.verifiedmarketresearch.com/product/global-3d-printing-market-size-and-forecast-to-2025/, 5) www.alliedmarketresearch.com/tooling-molds-market, 6) www.marketsandmarkets.com/Market-Reports/fiberglass-market-6124844.html, 7) www.alliedmarketresearch.com/3D-scanning-market,
8) www.grand-viewresearch.com/press-release/global-injection-molded-plastics-market, 9) www.thomasnet.com/insights/cnc-machining-projected-to-be-100b-industry-by-2025/, 10) www.statista.com/statistics/789999/worldwide-computer-aided-design-market/

HOW WE MAKE MONEY

3DHoudini charges a fee to both the buyer and the seller. Fees and commissions are as follows:

7% | Commission on the money that a service provider receives from a client for services and a 3% service fee to the buyer. For billing on services that exceed $10,000, our commission drops to 5%

10% | After the second fiscal year, we will raise our commission to 10% and a 3% service fee to the buyer

3DHoudini will add paid Premium Services. These products will provide additional revenue to the Company through subscription membership plans offered for a monthly fee, as well as one-time purchase "showcasing" and "placement" upgrades.

PREMIUM PLAN SERVICES INCLUDE:



DEDICATED SUPPORT



ADDITIONAL TOOLS AND REPORTS



SITE PLACEMENT



"SHOWCASED" EMAILS TO TOP CLIENTS



THE TIMELINE

2019

PLATFORM BUILD STARTED
JULY 2019

3DHoudini, Inc.
inception on July 29

APR 2020

BETA SITE COMPLETED
(PLATFORM 1.0)

PLATFORM TESTING
BEGINS IMMEDIATELY

OUR FIRST SALE
APRIL 2020

Site launched to
service providers only

(Goal is 100 services
listed by full launch)

JUNE

Ad Campaign targeting
service providers and
investors launched in
June 2020

FUNDRAISING CAMPAIGN
LAUNCHED ON WEFUNDER

JULY

PLATFORM TESTING
COMPLETED

Finish testing the platform
by end of June 2020

FULLY LAUNCHED

FULL PLATFORM AND FULL
AD CAMPAIGN LAUNCHED
SIMULTANEOUSLY IN
JULY 2020

AUG 2020

PLATFORM MODIFICATIONS
STARTED

Build for additional features for
Platform 2.0 begin
August 2020

These are forward-looking figures that cannot be guaranteed.

USE OF PROCEEDS

Approximately 75% of the proceeds from this offering will be used for advertising, marketing and branding. For this, we will be relying heavily on Zazmic, a Silicon Valley digital marketing firm specializing in tech companies. Our campaigns will include:



- SOCIAL MEDIA MANAGEMENT
- SEO & SEM
- AFFILIATE/ INFLUENCERS MARKETING
- GROWTH HACKING STRATEGY
- EMAIL MARKETING
- ADS MANAGEMENT

Ad buys will include Google Ads, Facebook, Instagram, Twitter and LinkedIn

We will also use proceeds for web development. Additional features will include:

- Video Chat for Buyer and Seller
- Address Validation Tool
- Enhanced Identity Verification
- Chat Support
- Paid Premium Services
- Web Apps for iOS and Android Phones

Estimated Use of Proceeds ($50,000 to $500,000)
Seed Round - Fiscal Year 1

OFFERING AMOUNT SOLD	$50,000	$500,000
LESS		
OFFERING EXPENSES	$3,750	$37,500
NET PROCEEDS	$46,250	$462,500
PLANNED USES		
CAPITAL EXPENDITURES		
Computers & Software	$0	$1,000
Website	$10,000	$45,000
Branding	$5,000	$48,000
Total proceeds used for capital expenditures	$15,000	$94,000
WORKING CAPITAL		
Salaries, Wages and other Compensation	$0	$30,000
Professional Services (Accounting & Legal)	$0	$12,000
Marketing	$25,000	$290,000
Travel	$0	$10,000
Reserve	$6,250	$26,500
Total proceeds for working capital and reserve	$31,250	$368,500
Total Uses	**$46,250**	**$462,500**

SINCE 3DHOUDINI IS A VIRTUAL COMPANY AND ALL EMPLOYEES WORK REMOTELY, WE WILL AVOID PAYING OVERHEAD ASSOCIATED WITH THOSE COSTS

FORECAST

OUR FIVE-YEAR GOAL IS TO CAPTURE ONE TENTH OF ONE PERCENT OF THE TOTAL MARKET

BY FY5, WE PROJECT A PROFIT MARGIN OF 96%

If market projections are correct, the total global market value for the industries that make up 3DHoudini's target market is over **a trillion dollars** a year.

PROJECTED INCOME STATEMENT FOR FISCAL YEARS 1-5

	FY1	FY2	FY3	FY4	FY5
% of Global Market	0.000002	0.00001	0.00005	0.0002	0.001
Gross Services Volume* ('000)	$2,000	$10,000	$50,000	$200,000	$1,000,000
% Commission	7%	7%	10%	10%	10%
Revenue ('000)	$166	$913	$6,250	$24,500	$122,500
Gross Profit ('000)	$136	$753	$5,400	$22,260	$117,600
Net Profit After Taxes	$107	$595	$4,266	$17,585	$92,904
Gross Margin	81.90%	82.50%	86.40%	90.90%	96.00%
Total Operating Expenses ('000)	$474	$1,045	$2,631	$7,410	$15,920
Income from Operations - EBIT ('000)	-$308	-$132	$3,619	$17,090	$106,580

*__Gross Services Volume__ refers to the total volume in dollars of sales over a given time period on an e-commerce site

These are forward-looking figures that cannot be guaranteed.

SUMMARY



BUILDING CONNECTIONS

3DHoudini is the first-to-market freelance platform to serve the manufactuing industry.

We want to share freelancing technology with the manufacturing world and broaden market options for individuals and companies alike. Here are the best reasons to invest:

1 WE PROVIDE MANUFACTURERS WITH LOW-COST ACCESS TO A $1T GLOBAL MARKET

2 WE ARE A HIGHLY AUTOMATED, LOW OVERHEAD, VIRTUAL BUSINESS WITH THE ABILITY TO SCALE QUICKLY

3 THE GIG ECONOMY IS THRIVING: 41.6 MILLION AMERICANS WORKED AS FREELANCERS IN 2019

4 WE HAVE AN EXPERIENCED TEAM WHO KNOW THE INDUSTRY AND UNDERSTAND THE TECHNOLOGIES INVOLVED

5 WE ARE ALREADY PROFITABLE AND HAVE BEEN SINCE OUR FIRST SALE IN APRIL 2020

6 OUR PROJECTED PROFIT MARGINS ARE HIGH AT 81.9% IN FY1 AND GROWING TO 96% IN FY5

THANK YOU



WWW.3DHOUDINI.COM/INVESTOR

WWW.WEFUNDER.COM/3DHOUDINI

EMAIL US AT INVESTOR@3DHOUDINI.COM